July 24, 2025

Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: John Hodgin, Karl Hiller

Re:    VAALCO Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed March 17, 2025
File No. 001-32167
Request for Extension

Dear Messrs. Hodgin and Hiller:

VAALCO Energy, Inc. (the “Company”) acknowledges receipt of the comment letter of the Staff of the U.S. Securities and Exchange Commission dated July 18, 2025 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2024.

The Comment Letter requests that the Company respond within ten business days or advise of the later date that by which the Company will respond. This letter is to confirm our telephone conversation on July 23, 2025, regarding our request for an extension of time to respond.

We are working expeditiously to respond to the Comment Letter. However, as discussed, given that we are in the midst of our preparations to file our Form 10-Q for the quarter ended June 30, 2025, we respectfully request that you allow us to submit our response by August 15, 2025.

The Company greatly appreciates the Staff’s accommodation for the request for extension. If you have any questions about this letter or require additional information, please contact me at matthew.powers@vaalco.com.

Respectfully submitted,

VAALCO Energy, Inc.

/s/ Ronald Bain
Ronald Bain
Chief Financial Officer

cc: Matthew Powers
Jordan Hirsch, Hunton Andrews Kurth LLP